ADVISORS SERIES TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of March 23, 2010 by and between ADVISORS SERIES TRUST, a Delaware statutory trust (the “Trust”), on behalf of each series listed in Appendix A as attached hereto (which may have multiple classes (each a “Class”)), each a series of the Trust (each a “Fund”), and the investment adviser of the Fund(s), Niemann Capital Management, Inc. (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund(s) pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated March ___, 2010 (the “Investment Advisory Agreement”); and

WHEREAS, pursuant to the Investment Advisory Agreement, each Fund is responsible for, and has assumed the obligation for, payment of all expenses that have not been assumed by the Advisor thereunder; and

WHEREAS, the Advisor desires to limit each Fund’s Operating Expenses for the Expense Limitation Period (as each term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund(s)) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.	Limit on Operating Expenses.

a. The Advisor hereby agrees to limit during the Expense Limitation Period each Fund’s Operating Expenses for each Class of its shares to an annual rate, expressed as a percentage of the Fund’s average annual net assets of such Class, to the amounts listed in Appendix A (the “Annual Limits”) by (i) waiving all or a portion of the Advisor’s investment advisory fee payable pursuant to the Investment Advisory Agreement and (ii) to the extent such fee waiver by itself is insufficient, reimbursing the Fund all or a portion of such expenses with respect to each Fund and each Class.  In the event that the current Operating Expenses, as accrued each month, exceed its Annual Limit, the Advisor will pay to the Fund Class, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition.  For purposes of this Agreement with respect to the Fund and each Class of shares thereof:

a. the term “Operating Expenses” with respect to a Fund and Class is defined to include all expenses, but excluding any front-end or contingent deferred loads, redemption fees, taxes, leverage interest, brokerage fees (including commissions, markups and markdowns), acquired fund fees and expenses (within the meaning of Item 3 of Form N-1A in effect on the date hereof), annual account fees for margin accounts, foreign tax withholdings, expenses incurred in connection with any merger or reorganization, extraordinary expenses under generally accepted accounting principles (including, without limitation, litigation expenses and costs);

b. The term “Expense Limitation Period” is defined as the period of time commencing on the date the initial Prospectus becomes effective under the Securities Act, through the fourth (4th) month following the Fund’s fiscal year end, and each subsequent one (1) year period for which this Agreement automatically is renewed pursuant to Paragraph 4 hereof.

3. Reimbursement of Fees and Expenses.  The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4. Term.  This Agreement shall become effective on the date hereof and shall remain in effect through the end of the Expense Limitation Period, and shall automatically renew for an additional one (1) year period following the end of an Expense Limitation Period, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. Termination.  This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Funds, upon sixty (60) days’ written notice to the Advisor.  This Agreement may be terminated by the Advisor, effective at the end of its then current term, without payment of any penalty upon at least sixty (60) days written notice prior to the end of any Expense Limitation Period.  This Agreement will automatically terminate, with respect to each Fund or Class listed in Appendix A, if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund or Class.  The termination of this Agreement shall not affect any obligation of a party that has accrued or is outstanding prior to such termination.

6. Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended and any rules and regulations promulgated thereunder.

9. Entire Agreement.  This Agreement, including its appendices and schedules (each of which is incorporated herein and made a part hereof by these references), represents the entire agreement and understanding of the parties hereto, and shall supersede any prior agreements.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers, all on the day and year first above written.

ADVISORS SERIES TRUST		NIEMANN CAPITAL MANAGEMENT, INC.
By:	/s/ Doug Hess	By:	/s/ Mark Peixoto

Name:	Doug Hess	Name:	Mark Peixoto

Title:	President	Title:	CEO

Appendix A

Fund and Share Class	Operating Expense Limit
Niemann Tactical Return Fund, Class A	1.75%
Niemann Tactical Return Fund, Class C	2.50%